Exhibit 99.8

Consent of Independent Auditor

We hereby consent to the inclusion in this Annual Report on Form 40-F for the year ended March 31, 2021 of Medicenna Therapeutics Corp. of our report dated May 27, 2021, relating to the consolidated financial statements, which is incorporated by reference in such Annual Report.

We also consent to the incorporation by reference in the Registration Statements on Forms F-10 (File No. 333-238905) and Form S-8 (No. 333-240225) of Medicenna Therapeutics Corp. of our report dated May 27, 2021 referred to above.

We also consent to reference to us under the heading “Interest of Experts,” which appears in the Annual Information Form included in Exhibit 99.1 of this Form 40-F, which is incorporated by reference in such Registration Statements referred to above.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Oakville, Ontario

May 27, 2021

PricewaterhouseCoopers LLP

PwC Centre, 354 Davis Road, Suite 600, Oakville, Ontario, Canada L6J 0C5

T: +1 905 815 6300, F: +1 905 815 6499, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.